May 15, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Guardian Technologies International, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

(File No. 000-28238)

Dear Sir or Madam:

Enclosed for filing is Guardian Technologies International, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”).  The enclosed 2005 Form 10-K includes audited consolidated financial statements for the Company for the year ended December 31, 2005.  The consolidated financial statements with regard to the years ended December 31, 2003 and 2004 included in the 2005 Form 10-K have been restated.  The restatement has been made in response to certain comments raised in a letter of comment, dated January 31, 2006 (“letter of comment”), received from Mr. Stephen G. Krikorian of the staff of the Securities and Exchange Commission with regard to the Company’s Forms 10-KSB for the years ended December 31, 2003 and 2004, Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2005, and Forms 8-K filed March 31 and May 23, 2005, and following discussions with our former and current independent auditors.  Such restated consolidated financial statements have been re-audited by our current auditors, Goodman & Company.  The Company has also amended certain other financial information included in the 2005 Form 10-K as it relates to the years ended December 31, 2003 and 2004, including information under Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company proposes to amend its Forms 10-KSB for the years ended December 31, 2003 and 2004, and Forms 10-Q for the quarters ended March 31, June 30, and September 30, 2005, to reflect changes in response to the letter of comment and certain other changes and to include restated consolidated financial statements for the foregoing periods as soon as practicable following the filing of the 2005 Form 10-K.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495.

Respectfully submitted,

/s/ Gregory E. Hare

Gregory E. Hare

Chief Financial Officer

516 Herndon Parkway, Suite A

Herndon, Virginia 20170

Tel:  703-464-5495, Fax: 703-464-8530